UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

VIVO VENTURES INVESTMENT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that Vivo Ventures, a fund held by the Company and Telefónica Open Innovation, S.L. (Unipersonal) for Corporate Venture Capital investments, has committed to acquiring a minority shareholding position in the amount of US$5 million in CRMBonus Holding, a company that operates in Brazil through its subsidiaries (“CRMBonus”).

CRMBonus is a platform that uses artificial intelligence to maximize companies-customers relationships, popularizing the giftback concept in the Brazilian market. Since the beginning of this year, one of the solutions offered by CRMBonus, the Vale Bonus, is part of the benefits offered by the Company to its clients, who receive digital money when topping-up credits or paying their bills in time, which contributes to a higher retention of customers.

This is the fifth investment made by Vivo Ventures since its creation in April 2022. The investment fortifies the Company's presence as a hub for digital services, with advancement in innovative solutions.

São Paulo, June 27th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 27, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director